Exhibit 77(d)

Policies with Respect to Security Investments

Effective April 30, 2012, the Portfolios’ investment strategies were revised to read as follows:

The Portfolio may also invest in preferred stocks; high-quality money market instruments; municipal bonds; debt securities of foreign issuers (including emerging market countries); securities denominated in foreign currencies; foreign currencies; mortgage-backed and asset-backed securities; bank loans and floating rate secured loans (“Senior Loans”); and derivatives including futures, options and swaps involving securities, securities indices and interest rates which may be denominated in the U.S. dollar or foreign currencies.